SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Company Release April 24, 2007 at 12:00

UPM’S RESULT CONSISTENTLY IMPROVED, OPERATING PROFIT GREW 20%

Interim Report January-March 2007: Earnings per share excluding special items for the first quarter were EUR 0.25 (EUR 0.21 for the first quarter of 2006). EBITDA was EUR 418 million, 16.6 % of sales (EUR 386 million, 15.7%). Operating profit excluding special items was EUR 221 million (EUR 185 million). New Label Division was formed for self-adhesive label and RFID businesses.

Jussi Pesonen, President and CEO, comments on the result of the first quarter of 2007:

“UPM’s year has started off well. Enhanced efficiency was visible in our result and our operating profit grew clearly during the first quarter. The fixed costs decreased as planned.”

“Demand for paper continued to grow. The prices of newsprint, uncoated fine paper and some speciality papers increased. However, the price development in magazine papers has been clearly disappointing. The average price for paper deliveries remained at the same level as last year. Our deliveries in Europe increased in line with the market growth.”

“The business environment is, however, challenging. Increase in the raw material costs, wood and recycled fibre in particular, is weakening the profitability. In Finland, the price of wood is now at a record high. We, however, managed to maintain a moderate cost inflation at 1-2%.”

“There was strong growth of demand in sawn goods. Due to the realised structural changes UPM was able to capitalise well on the market development, even though the availability of wood logs was a challenge. Self-adhesive label markets continued to develop favourably and prices remained steady.”

“For the second quarter, demand for printing papers is forecast to grow in Europe from the corresponding quarter of last year, while in North America demand is expected to decrease. Strong growth in demand is expected to continue in the emerging markets. In the second quarter, we estimate our paper deliveries to increase from last year and average price for all paper deliveries to be about the same as in the first quarter of 2007.”

“Demand for self-adhesive label materials is forecast to continue to grow in all markets, and prices are expected to remain stable. In wood products, strong demand for plywood and sawn timber will continue during the second quarter.”

“Increase in wood cost and possible lack of sufficient supply of wood raw material may result in less optimal use of capacity.”

“The company’s overall cost inflation is estimated to remain at the level of 1-2%, including expected cost savings from the ongoing profitability programme,” said Pesonen.

For more information please contact:

Mr Jussi Pesonen, President and CEO, UPM, tel. +358 204 15 0001

Mr Jyrki Salo, Executive Vice President and CFO, UPM, tel. +358 204 15 0011

***

News conference and conference call information:

A news conference on the Interim Report January-March 2007 will be held today, April 24, 2007, at UPM’s Head Office in Helsinki, Eteläesplanadi 2, at 14:00 Finnish time (12:00 GMT, 07:00 EST). The briefing can be followed live on the Internet at www.upm-kymmene.com. A recording of the briefing will be available at this address for the next three months.

To participate in the UPM conference call, please dial +44 (0)1452 542 300 today at 17:00 Finnish time (15:00 GMT, 10:00 EST). The conference call title is: UPM Q1 2007 Financial Results, access code: 5880836. A recording of the discussion can be heard until May 1, 2007 by calling +44 (0)1452 550 000, access code 5880836#.

In the United States and Canada, the Conference Call toll free number is +1 866 220 1452. The recording can be heard at the toll free dial in number +1 866 247 4222, access code: 5880836#.

***

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates. For more detailed information about risk factors, see pages 15-17 of the company’s annual report 2006.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UPM-KYMMENE CORPORATION

Date: April 24, 2007	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations